ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062


07022707

File No. 82-34673
April 16, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.


SUPPL

Nomura Research Institute, Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Summary of Quarterly Business Report for the Third Quarter ended December 31, 2006 (Consolidated), dated January 26, 2007;

2. 3rd Quarter FY March 2007 Financial Results dated January 26, 2007;

3. Quarterly Business Report for the Third Quarter of Fiscal Year 2006;

4. Press release dated January 26, 2007 and entitled "Revision of Dividend Forecasts Upward for the Fiscal Year Ended March 31, 2007";

5. Press release dated January 26, 2007 and entitled "NRI to Conduct Share Split accompanied by Partial Change to Related Company Bylaws";

6. Press release dated March 16, 2007 and entitled "Notice Concerning Modification of Organization and Changes in Officers and Employees";

7. Public notice dated March 17, 2007 and entitled "Notice of Resolutions of the Meeting of the Board of Directors Concerning Share Split"; and

8. Brief Description of Japanese Language Documents.

dlw 4/19

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,

Hironori Shibata

Enclosure

File No. 82-34673

[Summary Translation]

Summary of Quarterly Business Report for the Third Quarter ended December 31, 2006 (Consolidated)

January 26, 2007

Nomura Research Institute, Ltd.

(Code Number: 4307
Tokyo Stock Exchange, First Section)

(URL http://www.nri.co.jp/)

Rep.: Akihisa Fujinuma
President, CEO & COO
Attn.: Hiroyuki Fujiwara
Treasurer

Tel.: (045) 333-8100

1. Matters regarding the Preparation, Etc. of the Summary of Quarterly Business Report

(1) Adoption of simplified accounting method: Applicable.

(2) Changes in the accounting method from the latest consolidated accounting year: Applicable. (Change in classification of segment)

(3) Changes in scope of consolidation and application of equity method: Applicable.
Consolidated (Exception): 2
Equity Method (Exception): 1

2. Summary of Business Results (April 1, 2006 through December 31, 2006)

(1) Progress in Results of Operations (Consolidated)

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit	Net Profit (Nine Months)
Nine Months ended December 31, 2006	¥222,381 million (11.6%)	¥32,948 million (33.0%)	¥34,930 million (34.4%)	¥20,904 million (34.0%)
Nine Months ended December 31, 2005	¥199,340 million (10.4%)	¥24,778 million (23.2%)	¥25,996 million (25.5%)	¥15,606 million (31.8%)
(For reference) Year ended March 31, 2006	¥285,585 million	¥36,469 million	¥38,252 million	¥22,518 million

	Net Profit per Share	Net Profit per Share (fully diluted)
Nine Months ended December 31, 2006	¥514.47	¥513.55
Nine Months ended December 31, 2005	¥352.97	¥352.77
(For reference) Year ended March 31, 2006	¥519.72	¥519.31

(Note)

The percentage figures which appear in Sales, Operating Profit, etc. are compared to the comparable period of the prior year.

(For reference) Results of Operations (Consolidated) for the Third Quarter (October 1, 2006 through December 31, 2006)

	Sales	Operating Profit	Current Profit	Net Profit (Three Months)
Three Months ended December 31, 2006	¥75,929 million (13.6%)	¥12,108 million (45.5%)	¥12,435 million (44.4%)	¥7,418 million (41.7%)
Three Months ended December 31, 2005	¥66,837 million (2.1%)	¥8,318 million (6.7%)	¥8,612 million (10.6%)	¥5,235 million (5.5%)

	Net Profit per Share	Net Profit per Share (fully diluted)
Three Months ended December 31, 2006	¥182.53	¥182.11
Three Months ended December 31, 2005	¥122.31	¥122.16

(Note)

The percentage figures which appear in Sales, Operating Profit, etc. are compared to the comparable period of the prior year.

(2) Changes in Financial Condition (Consolidated)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Nine Months ended December 31, 2006	¥340,594 million	¥209,774 million	61.5%	¥5,156.07
Nine Months ended December 31, 2005	¥293,017 million	¥207,173 million	70.7%	¥5,102.05
(For reference) Year ended March 31, 2006	¥311,786 million	¥209,301 million	67.1%	¥5,152.73

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Cash and Cash Equivalents at End of Period
Nine Months ended December 31, 2006	¥12,858 million	-¥9,862 million	¥43,545 million	¥97,363 million
Nine Months ended December 31, 2005	¥16,663 million	¥32,075 million	-¥54,247 million	¥33,342 million
(For reference) Year ended March 31, 2006	¥48,875 million	¥17,853 million	-¥54,828 million	¥50,752 million

3. Forecast of Consolidated Business Results (April 1, 2006 through March 31, 2007)

The forecast of end of term dividend is revised to 110 yen per share, compared to the previous forecast (100 yen per share). Please also refer to the press release entitled "Revision of Dividend Forecasts Upward for the Fiscal Year Ended March 31, 2007" released today for further details.

There is no revision to the Forecast of Business Results for the Fiscal Year Ended March 31, 2007 other than the dividend forecast.

	Annual Dividends per Share		
	Interim period end (Actual)	Year-end	
Year ended March 31, 2007	¥70.00	¥110.00	¥180.00

* The forecast of business results for the fiscal year ended March 31, 2007 is calculated based on the information which is currently available to the Company. Therefore, the actual figures of sales and profit may differ due to subsequent various factors such as uncertain factors inherent in the forecast and future changes in the business operation environment. In addition, the year-end dividend per share is based on the current business environment and the forecast of business results for the fiscal year ended March 31, 2007.

File No.82-34673





3rd Quarter FY March 2007
Financial Results



Nomura Research Institute, Ltd.

January 26, 2007

I. 3Q FY March 2007 Financial Results (Consolidated)

(1) Highlights

(Unit: JPY million)

	3Q FY Mar 2006 Total (Apr 2005-Dec 2005)	Progress	3Q FY Mar 2007 Total (Apr 2006-Dec 2006)	Progress	YoY		FY Mar 2006 (Apr 2005-Mar 2006)
	Amount	%	Amount	%	Diff	Change	Amount
Sales	199,340	69.8	222,381	72.9	23,041	11.6	285,585
Operating Profit	24,778	67.9	32,948	78.4	8,169	33.0	36,469
Net Income	15,606	-	20,904	-	5,298	34.0	22,518
Operating Profit Margin	12.4%	-	14.8%	-	2.4P		12.8%
Earnings per share	352.97	-	514.47	-	161.50	45.8	519.72

[3rd Quarter]

	3Q FY Mar 2006 (Oct 2005-Dec 2005)	3Q FY Mar 2007 (Oct 2006-Dec 2006)	YoY	
	Amount	Amount	Diff	Change (%)
Sales	66,837	75,929	9,092	13.6
Operating Profit	8,318	12,108	3,789	45.5
Net Income	5,235	7,418	2,183	41.7
Operating Profit Margin	12.4%	15.9%	3.5P	

<Reference>

[1st Quarter]

	1Q FY Mar 2006 (Apr 2005-Jun 2005)	1Q FY Mar 2007 (Apr 2006-Jun 2006)	YoY	
	Amount	Amount	Diff	Change (%)
Sales	60,664	68,383	7,718	12.7
Operating Profit	6,267	8,220	1,953	31.2
Net Income	3,961	5,647	1,686	42.6
Operating Profit Margin	10.3%	12.0%	1.7P	

[2nd Quarter]

	2Q FY Mar 2006 (Jul 2005-Sep 2005)	2Q FY Mar 2007 (Jul 2006-Sep 2006)	YoY	
	Amount	Amount	Diff	Change (%)
Sales	71,838	78,068	6,230	8.7
Operating Profit	10,192	12,619	2,426	23.8
Net Income	6,409	7,838	1,429	22.3
Operating Profit Margin	14.2%	16.2%	2.0P	

*Amounts of less than JPY million were rounded down.

I. 3Q FY March 2007 Financial Results (Consolidated)

(2)Sales by sector

(Unit: JPY million)

	3Q FY Mar 2006 Total (Apr 2005-Dec 2005)		3Q FY Mar 2007 Total (Apr 2006-Dec 2006)		YoY		FY March 2006 (Apr 2005-Mar 2006)	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)	Amount	Share (%)
Financial sector	120,617	60.5	143,257	64.4	22,639	18.8	178,168	62.4
Distribution sector	37,102	18.6	34,593	15.6	(2,509)	(6.8)	49,681	17.4
Other private sector	26,922	13.5	26,043	11.7	(878)	(3.3)	36,720	12.9
Public sector	14,698	7.4	18,487	8.3	3,789	25.8	21,014	7.4
Total	199,340	100.0	222,381	100.0	23,041	11.6	285,585	100.0

*Sales by major counterparties within the foregoing amounts

Nomura Holdings	56,107	28.1	67,476	30.3	11,368	20.3	88,725	31.1
Seven & i Holdings	26,180	13.1	26,839	12.1	658	2.5	34,907	12.2

*Figures, in principle, include sales to subsidiaries. Sales via leasing and other companies include sales to customers ultimately receiving services and other products. These figures were calculated starting in the FY March 2006, but figures in the 1H FY March 2006 were also calculated retroactively.

[3rd Quarter]

	3Q FY Mar 2006 (Oct 2005-Dec 2005)		3Q FY Mar 2007 (Oct 2006-Dec 2006)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)
Financial sector	40,736	60.9	49,159	64.7	8,422	20.7
Distribution sector	12,488	18.7	10,923	14.4	(1,564)	(12.5)
Other private sector	8,077	12.1	9,464	12.5	1,387	17.2
Public sector	5,535	8.3	6,381	8.4	846	15.3
Total	66,837	100.0	75,929	100.0	9,092	13.6
Nomura Holdings	19,582	29.3	23,087	30.4	3,505	17.9
Seven & i Holdings	8,541	12.8	9,136	12.0	594	7.0

*Amounts of less than JPY million were rounded down.

<Reference>

[1st Quarter]

(Unit: JPY million)

	1Q FY Mar 2006 (Apr 2005-Jun 2005)		1Q FY Mar 2007 (Apr 2006-Jun 2006)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)
Financial sector	35,771	59.0	42,878	62.7	7,106	19.9
Distribution sector	11,776	19.4	11,659	17.1	(116)	(1.0)
Other private sector	9,159	15.1	7,935	11.6	(1,223)	(13.4)
Public sector	3,957	6.5	5,909	8.6	1,952	49.3
Total	60,664	100.0	68,383	100.0	7,718	12.7
Nomura Holdings	14,632	24.1	19,926	29.1	5,293	36.2
Seven & i Holdings	8,658	14.3	8,013	11.7	(644)	(7.4)

[2nd Quarter]

	2Q FY Mar 2006 (Jul 2005-Sep 2005)		2Q FY Mar 2007 (Jul 2006-Sep 2006)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)
Financial sector	44,109	61.4	51,219	65.6	7,110	16.1
Distribution sector	12,837	17.9	12,009	15.4	(827)	(6.4)
Other private sector	9,686	13.5	8,643	11.1	(1,042)	(10.8)
Public sector	5,205	7.2	6,195	7.9	990	19.0
Total	71,838	100.0	78,068	100.0	6,230	8.7
Nomura Holdings	21,892	30.5	24,461	31.3	2,569	11.7
Seven & i Holdings	8,980	12.5	9,689	12.4	709	7.9

*Amounts of less than JPY million were rounded down.

(3) Sales and Operating Profit by segment

From 1H FY March 2006, the Company has changed the classification of its business segment, to Consulting Services and IT Solution Services, (which were formerly classified as Consulting & Knowledge Services and System Solution Services), in order to better reflect its business operation. Accordingly, information of FY March 2006, has been reclassified to conform with the current classification.

Consulting Services

(Unit: JPY million)

	3Q FY Mar 2006 Total (Apr 2005-Dec 2005)		3Q FY Mar 2007 Total (Apr 2006-Dec 2006)		YoY		FY March 2006 (Apr 2005-Mar 2006)	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)	Amount	Share (%)
Sales	18,093	9.1	21,061	9.5	2,967	16.4	26,293	9.2
Operating Profit	2,459		3,526		1,066	43.4	3,792	
Operating Profit Margin	13.6%		16.7%		3.1P		14.4%	

[3rd Quarter]

	3Q FY Mar 2006 (Oct 2005-Dec 2005)		3Q FY Mar 2007 (Oct 2006-Dec 2006)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)
Sales	6,322	9.5	7,730	10.2	1,407	22.3
Operating Profit	771		1,425		653	84.6
Operating Profit Margin	12.2%		18.4%		6.2P	

<Reference>

[1st Quarter]

	1Q FY Mar 2006 (Apr 2005-Jun 2005)		1Q FY Mar 2007 (Apr 2006-Jun 2006)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)
Sales	5,151	8.5	6,079	8.9	928	18.0
Operating Profit	366		829		462	126.0
Operating Profit Margin	7.1%		13.6%		6.5P	

[2nd Quarter]

	2Q FY Mar 2006 (Jul 2005-Sep 2005)		2Q FY Mar 2007 (Jul 2006-Sep 2006)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)
Sales	6,619	9.2	7,251	9.3	632	9.6
Operating Profit	1,320		1,271		(48)	(3.7)
Operating Profit Margin	20.0%		17.5%		(2.5P)	

*Amounts of less than JPY million were rounded down.

I. 3Q FY March 2007 Financial Results (Consolidated)

IT Solution Services

(Unit: JPY million)

	3Q FY Mar 2006 Total (Apr.2005-Sep.2005)		3Q FY Mar 2007 Total (Apr.2005-Sep.2005)				FY Mar 2006 (Apr 2005-Mar 2006)	
	Amount	Share %	Amount	Share %	Diff	Change %	Amount	Share (%)
System Development & System Application Sales	80,383	40.3	91,103	41.0	10,719	13.3	111,776	39.1
System Management & Operation Services	85,537	42.9	92,729	41.7	7,192	8.4	116,559	40.8
Product Sales	15,325	7.7	17,486	7.9	2,161	14.1	30,956	10.8
Sales	181,246	90.9	201,319	90.5	20,073	11.1	259,292	90.8
Operating Profit	22,319		29,422		7,102	31.8	32,676	
Operating Profit Margin	12.3%		14.6%		2.3P		12.6%	

[3rd Quarter]

	3Q FY Mar 2006 (Oct.2005-Dec.2005)		3Q FY Mar 2007 (Oct.2006-Dec.2006)		YoY	
	Amount	Share %	Amount	Share %	Diff	Change %
System Development & System Application Sales	26,908	40.3	31,968	42.1	5,060	18.8
System Management & Operation Services	29,141	43.6	31,340	41.3	2,198	7.5
Product Sales	4,464	6.7	4,889	6.4	425	9.5
Sales	60,514	90.5	68,199	89.8	7,684	12.7
Operating Profit	7,547		10,683		3,136	41.6
Operating Profit Margin	12.5%		15.7%		3.2P	

*Amounts of less than JPY million were rounded down.

<Reference>

[1st Quarter]

(Unit: JPY million)

	1Q. FY Mar 2006 (Apr.2005-Jun.2005)		1Q. FY Mar 2007 (Apr.2006-Jun.2006)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application Sales	24,552	40.5	26,698	39.0	2,146	8.7
System Management & Operation Services	27,646	45.6	30,389	44.4	2,742	9.9
Product Sales	3,314	5.5	5,215	7.6	1,901	57.4
Sales	55,512	91.5	62,303	91.1	6,790	12.2
Operating Profit	5,900		7,391		1,490	25.3
Operating Profit Margin	10.6%		11.9%		1.3P	

[2nd Quarter]

	2Q. FY Mar 2006 (Jul.2005-Sep.2005)		2Q. FY Mar 2007 (Jul.2006-Sep.2006)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application Sales	28,923	40.3	32,436	41.5	3,512	12.1
System Management & Operation Services	28,749	40.0	30,999	39.7	2,250	7.8
Product Sales	7,546	10.5	7,381	9.5	(165)	(2.2)
Sales	65,218	90.8	70,816	90.7	5,598	8.6
Operating Profit	8,871		11,347		2,475	27.9
Operating Profit Margin	13.6%		16.0%		2.4P	

*Amounts of less than JPY million were rounded down.

(4) Order Volume and Order Backlog

Order Volume

(Unit: JPY million)

	3Q FY Mar.2006 Total [Apr.2005-Dec.2005]	3Q FY Mar.2007 Total [Apr.2006-Dec.2006]	YoY	
	Amount	Amount	Diff	Change(%)
Consulting Services	20,403	24,339	3,936	19.3
System Development & System Application Sales	83,432	102,672	19,239	23.1
System Management & Operation Services	12,916	16,526	3,610	27.9
Product Sales	16,367	16,453	85	0.5
IT Solution Services	112,717	135,653	22,935	20.3
Total	133,120	159,992	26,872	20.2

Order Backlog

(Unit: JPY million)

	At end of 3Q FY Mar.2006 [Dec.31, 2005]	At end of 3Q FY Mar.2007 [Dec.31, 2006]	YoY	
	Amount	Amount	Diff	Change(%)
Consulting Services	5,638	6,583	945	16.8
System Development & System Application Sales	17,882	34,472	16,590	92.8
System Management & Operation Services	27,156	28,745	1,589	5.9
Product Sales	1,052	-	(1,052)	(100.0)
IT Solution Services	46,091	63,218	17,126	37.2
Total	51,730	69,802	18,071	34.9

*Amounts of less than JPY million were rounded down.

(5) Subcontracting Costs

Subcontracting Costs by segment & Percentage in actual production

(Unit: JPY million)

	3Q FY Mar 2006 (9M) Apr 2005 - Dec 2005		3Q FY Mar 2007 (9M) Apr 2006 - Dec 2006		YoY		FY Mar 2006 Apr 2005 - Mar 2006	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Share (%)
Consulting Services	2,999	29.3	3,479	30.2	480	16.0	4,740	31.9
System Development & System Application Sales	41,973	62.0	47,950	66.8	5,976	14.2	57,755	62.1
System Management & Operation Services	17,621	30.9	19,962	31.6	2,340	13.3	24,839	31.9
IT Solution Services	59,595	47.7	67,912	50.3	8,317	14.0	82,595	48.4
Total	62,594	46.4	71,392	48.7	8,797	14.1	87,335	47.1
(Subcontracting Costs to China) *	7,323	11.7	8,599	12.0	1,276	17.4	10,019	11.5

* Subcontracting costs to China & Percentage of total subcontracting cost.

[3rd Quarter]

	3Q FY Mar 2006 (Oct 2005 - Dec 2005)		3Q FY Mar 2007 (Oct 2006 - Dec 2006)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Consulting Services	1,172	33.5	1,396	32.6	223	19.0
System Development & System Application Sales	14,023	62.7	16,882	68.0	2,858	20.4
System Management & Operation Services	6,363	32.4	6,861	32.0	498	7.8
IT Solution Services	20,387	48.5	23,744	51.3	3,357	16.5
Total	21,560	47.4	25,140	49.7	3,580	16.6
(Subcontracting Costs to China)	2,547	11.8	3,268	13.0	720	28.3

*Amounts of less than JPY million were rounded down.

<Reference>

[1st Quarter]

(Unit: JPY million)

	1Q FY Mar 2006 Apr 2005-Jun 2005		1Q FY Mar 2007 Apr 2006-Jun 2006		YoY	
	Amount	Share %	Amount	Share %	Diff	Change (%)
Consulting Services	773	25.7	834	25.9	61	7.9
System Development & System Application Sales	12,917	59.8	14,062	64.6	1,144	8.9
System Management & Operation Services	5,284	28.6	6,581	31.5	1,296	24.5
IT Solution Services	18,202	45.4	20,643	48.4	2,441	13.4
Total	18,976	44.0	21,478	46.8	2,502	13.2
(Subcontracting Costs to China) *	2,062	10.9	2,440	11.4	377	18.3

[2nd Quarter]

	2Q FY Mar 2006 Jul 2005-Sep 2005		2Q FY Mar 2007 Jul 2006-Sep 2006		YoY	
	Amount	Share %	Amount	Share %	Diff	Change (%)
Consulting Services	1,053	28.3	1,249	31.0	195	18.6
System Development & System Application Sales	15,031	63.4	17,004	67.4	1,973	13.1
System Management & Operation Services	5,973	31.4	6,519	31.5	546	9.1
IT Solution Services	21,004	49.1	23,523	51.2	2,519	12.0
Total	22,057	47.5	24,772	49.6	2,715	12.3
(Subcontracting Costs to China) *	2,712	12.3	2,891	11.7	178	6.6

*Amounts of less than JPY million were rounded down.

(6) Cash Flow

(Unit:JPY million)

	3Q FY Mar 2006 Total (Apr 2005 - Dec 2005)	3Q FY Mar 2007 Total (Apr 2006 - Dec 2006)	YoY		FY Mar 2006 (Apr 2005 - Mar 2006)
	Amount	Amount	Diff	Change (%)	Amount
Income before income taxes	25,694	34,922	9,228	35.9	37,535
Gain/Loss from non-operating activities	(1,194)	(1,947)	(753)	63.1	(1,706)
Extraordinary gain/loss	302	7	(294)	(97.5)	717
Depreciation and amortization	11,649	11,888	239	2.1	16,574
Accounts receivable and other receivable, net of advance payments received	1,392	(7,614)	(9,007)	-	10,511
Allowance	(5,158)	(4,493)	665	(12.9)	928
Other	1,133	811	(322)	(28.5)	1,505
Subtotal	33,818	33,574	(243)	(0.7)	**66,066**
Interest and dividends received	1,126	1,496	370	32.9	1,180
Income taxes paid	(18,281)	(22,212)	(3,930)	21.5	(18,371)
Operating Activities	**16,663**	**12,858**	**(3,804)**	**(22.8)**	**48,875**
Acquisition of property and equipment	(4,837)	(6,774)	(1,937)	40.0	(9,799)
Increase in software and other intangibles	(5,784)	(8,494)	(2,709)	46.8	(8,211)
Subtotal: Capital expenditure	(10,621)	(15,268)	(4,646)	43.7	(18,011)
Increase in time deposits	(6,759)	(7,526)	(766)	11.3	(6,778)
Proceeds from time deposits	6,513	7,259	745	11.5	6,523
Increase in investment securities	(20,723)	(21,311)	(587)	2.8	(30,300)
Proceeds from sales and redemption of investment securities	63,515	26,905	(36,609)	(57.6)	65,812
Other	153	79	(73)	(48.0)	608
Investing Activities	**32,075**	**(9,862)**	**(41,938)**	**-**	**17,853**
Free Cash Flow	**48,739**	**2,996**	**(45,742)**	**(93.9)**	**66,729**
(Free Cash Flow except Cash management purpose investment)	6,073	(674)	(6,748)	-	22,672
Net repayment of long-term debt	(180)	(180)	-	-	(840)
Proceeds from issuance of convertible bond	-	50,000	50,000	-	-
Purchase of treasury stock	(48,283)	157	48,441	-	(48,147)
Cash dividends paid	(5,783)	(6,432)	(648)	11.2	(5,840)
Financing Activities	**(54,247)**	**43,545**	**97,792**	**-**	**(54,828)**
Effect of exchange rate changes on Cash and cash equivalents	**174**	**69**	**(104)**	**(60.0)**	**174**
Net increase in Cash and cash equivalents	**(5,334)**	**46,611**	**51,945**	**-**	**12,075**
Cash and cash equivalents at beginning of year	**38,677**	**50,752**	**12,075**	**31.2**	**38,677**
Cash and cash equivalents at end of year	**33,342**	**97,363**	**64,020**	**192.0**	**50,752**
Cash and cash equivalents + Cash Management purpose investment	60,378	119,883	59,504	98.6	76,432

*Amounts of less than JPY million were rounded down.

Note: Cash management purpose investment are the investments to 3 months over time deposits and government bonds etc..
Cash management purpose investment (included in investing activities) are as follows.

Increase in time deposits	(6,759)	(7,526)	(766)	11.3	(6,778)
Proceeds from time deposits	6,513	7,259	745	11.5	6,523
Increase in investment securities	(20,270)	(20,971)	(701)	3.5	(20,270)
Proceeds from sales and redemption of investment securities	63,182	24,910	(38,272)	(60.6)	64,582
(Total) Cash management purpose investment	42,665	3,670	(38,994)	(91.4)	44,056

*Amounts of less than JPY million were rounded down.

(7) Capital Expenditure

(Unit: JPY million)

	3Q FY Mar 2006 Total (Apr 2005 - Dec 2005)	3Q FY Mar 2007 Total (Apr 2006 - Dec 2006)	YoY		FY Mar 2006 (Apr 2005 - Mar 2006)
	Amount	Amount	Diff	Change %	Amount
Tangible	4,503	6,970	2,466	54.8	10,038
Intangible	5,773	8,531	2,758	47.8	8,305
Total	10,277	15,501	5,224	50.8	18,343

(8) Depreciation & Amortization

(Unit: JPY million)

	3Q FY Mar 2006 Total (Apr 2005 - Dec 2005)	3Q FY Mar 2007 Total (Apr 2006 - Dec 2006)	YoY		FY Mar 2006 (Apr 2005 - Mar 2006)
	Amount	Amount	Diff	Change %	Amount
Tangible	4,484	5,012	527	11.8	6,278
Intangible	7,164	6,876	(287)	(4.0)	10,295
Total	11,649	11,888	239	2.1	16,574

(9) R&D Expenditure

(Unit: JPY million)

	3Q FY Mar 2006 Total (Apr 2005 - Dec 2005)	3Q FY Mar 2007 Total (Apr 2006 - Dec 2006)	YoY		FY Mar 2006 (Apr 2005 - Mar 2006)
	Amount	Amount	Diff	Change %	Amount
Consulting Services	315	333	17	5.5	541
IT Solution Services	1,379	1,537	157	11.4	1,960
Total	1,695	1,870	174	10.3	2,501

*Amounts of less than JPY million were rounded down.

File No. 82-34673


RECEIVED

For Fiscal Year 2006

QUARTERLY BUSINESS REPORT FOR THE THIRD QUARTER

April 1, 2006 through December 31, 2006

NOMURA RESEARCH INSTITUTE, LTD.

[Summary Translation]

NRI IN FIGURES

(100 Millions of yen, except for per share data)	For the nine months ended December 31, 2004	For the nine months ended December 31, 2005	For the nine months ended December 31, 2006
Sales	1,806	1,993	2,223
Operating Profit	201	247	329
Current Profit	207	259	349
Net Profit	118	156	209
EPS (Net Profit per Share) (yen)	263	352	514

SUMMARY OF SALES BY SECTOR AND SEGMENTS

Sales by Sector

Breakdown and the amounts of sales for the period in the Company's business by sector are shown in the form of graph.

Sales by Segments

A brief description of the Consulting Services and the IT Solutions Services is provided. Sales of the Consulting Services increased by 16.4% to 21.0 billion yen. Sales of the IT Solutions Services increased by 11.1% to 201.3 billion yen.

Breakdown and the amounts of sales for the period in the Company's business by category of service, and changes in sales of each of Consulting Services and IT Solutions Services are shown in the form of graphs.

CONSOLIDATED FINANCIAL STATEMENTS

Summary Consolidated Statement of Income (Unaudited)

(Millions of yen)

	Nine months ended December 31, 2005 (From April 1, 2005 to December 31, 2005)	Nine months ended December 31, 2006 (From April 1, 2006 to December 31, 2006)	Changes
Sales	199,340	222,381	+23,041
Cost of sales	149,010	159,639	+10,628
Gross profit	50,329	62,742	+12,412
Selling, general and administrative expenses	25,550	29,794	+4,243
Operating profit	24,778	32,948	+8,169
Non-operating revenues and expenses	1,217	1,982	+764
Current profit	25,996	34,930	+8,934
Extraordinary profit and loss	-302	-7	+294
Net profit before tax, etc.	25,694	34,922	+9,228
Income taxes, etc.	10,087	14,018	+3,930
Net profit for the current period	15,606	20,904	+5,298

Summary Consolidated Balance Sheet (Unaudited)

(Millions of yen)

	Nine months ended December 31, 2005 (As of December 31, 2005)	Nine months ended December 31, 2006 (As of December 31, 2006)
Assets:		
Current assets:	122,152	195,964
Fixed assets:		
Tangible fixed assets	37,006	41,709
Intangible fixed assets	21,055	21,850
Investment and others	112,802	81,068
Total fixed assets	170,864	144,629
Total Assets	293,017	340,594
Liabilities:		
Current liabilities:	42,722	55,871
Fixed liabilities:	43,121	74,948
Total Liabilities	85,843	130,820
Net Assets:		
Shareholders' equity:		
Common stock	18,600	18,600
Capital surplus	14,800	14,800
Retained earnings	179,771	200,951
Treasury stock	-48,281	-47,852
Total Shareholders' equity	164,889	186,499
Valuation and translation adjustments:		
Unrealized gain on other securities	42,297	22,485
Translation adjustments	-13	584
Total valuation and translation adjustments	42,284	23,069
Stock acquisition rights:	--	204
Total Net Assets	207,173	209,774
Total Liabilities and Net Assets	293,017	340,594

(Note)

Accounting standard for presentation of net assets in the balance sheet and its implementation has been applied since the six months ended September 30, 2006

Summary Consolidated Statement of Cash Flows (Unaudited)

(Millions of yen)

	Nine months ended December 31, 2005 (From April 1, 2005 to December 31, 2005)	Nine months ended December 31, 2006 (From April 1, 2006 to December 31, 2006)	Changes
Cash flow from operating activities	16,663	12,858	-3,804
Cash flow from investing activities	32,075	-9,862	-41,938
Cash flow from financing activities	-54,247	43,545	+97,792
Effect of exchange rate changes on cash and cash equivalents	174	69	-104
Net increase (decrease) in cash and cash equivalents	-5,334	46,611	+51,945
Cash and cash equivalents at beginning of the period	38,677	50,752	+12,075
Cash and cash equivalents at end of the period	33,342	97,363	+64,020

RECENT TOPICS

Several corporate events and achievements of the Company are highlighted, including:

- the release of "TRUE TELLER", a system which can analyze large amounts of information such as telephone inquiries from customers and responses to questionnaires, to improve product development and service (released in December 2006);
- support for "Safety and security in the imminent environment", an internet symposium program led by the Cabinet Office (held from December 2, 2006 to December 16, 2006); and
- provision of the technology of 3D-IES (Interactive Education System) to "Eigo de Shabera Night", a language education program of NHK (Japan Broadcasting Corporation) (November 15, 2006).

COMPANY DATA (as of September 30, 2006)

Outline of the Company

The name, address, brief history, amount of capital, name of representative and number of employees of NRI are mentioned.

Memorandum for Shareholders

The fiscal year end, timing of the ordinary general meeting of shareholders, name and address of the transfer agent, number of shares constituting a unit, and method of making public notices are mentioned.

NEWS RELEASE

Revision of Dividend Forecasts Upward for the Fiscal Year Ended March 31,2007



January 26, 2007
Nomura Research Institute, Ltd.

The board of directors of Nomura Research Institute,Ltd.(NRI) resolved today to increase the dividend as follows.

1. Reasons for Dividend Increase
   NRI's basic policy (on profit distribution) is to provide appropriate and stable dividends, taking into consideration the enhancement of internal reserves to ensure long-term business growth. The target of dividend payout ratio is 30%, taking into consideration the business profit levels and the status of cash flow.
   Taking into consideration the profit levels and the status of cash flow, the forecast of end of term dividend is revised 110 Yen per share as detailed below. The forecast of annual total dividend per share is 180 Yen, including the interim dividend already paid.
   This dividend will be subjected to the legal audit for current term statement of account documents, and then officially ratified at the Board of Director's meeting to be held in May 2007.

2. Dividend per share for the fiscal year ended March 31, 2007(42nd term)

(Unit:Yen)

	Dividend per share		
Dividend period	1st Half	Fiscal Year	Annual Total
Previous forecast	70.00	100.00	170.00
Revised forecast		110.00	180.00
Current year result	70.00		
Reference: Dividend for previous year (Year ended March 31, 2006)	50.00	90.00	140.00

(Note)
1. Dividend per share is on the assumption of business environment and business results forecast.
2. Dividend payout ratio estimates 27.6%.(based on revised financial results forecast of FY Mar.2007)
3. In today's meeting of the Board of Directors, it was decided to implement a five-to-one share split of the Company's regular shares, with April 1, 2007 to be the effective implementation date. The dividend for the fiscal year ended March 31, 2007 has March 31, 2007 as the dividend date, with pre-split shares as the target.

[For general inquiries, please contact:]
Shin Ueoka, Investor Relations Department
Tel: +81-3-6660-8390
E-mail: ir@nri.co.jp

To List of Press Releases

NEWS RELEASE

NRI to Conduct Share Split accompanied by Partial Change to Related Company Bylaws

January 26, 2007
Nomura Research Institute, Ltd.

Nomura Research Institute, Ltd. (NRI) has announced a resolution taken at today's Board of Directors' meeting to implement a share split and to make a partial change to the Company Bylaws in relation to the share split, with details as follows.

I. Share Split

1. Purpose of Share Split
   NRI is implementing a share split for the purpose of reducing the price per investment unit of the Company's stock, to create an easier investment environment for investors.

2. Summary of Share Split
   (1) Method for Share Split
   For shareholders listed or recorded on the shareholders list and substantial shareholders list as of March 31, 2007 (Saturday) (but since that day is a non-work day for the shareholder list management agent, in practice the date will be March 30, 2007 (Friday)), a five-to-one share split will be implemented for shares of common stock held, effective April 1, 2007 (Sunday).

   (2) Amount of Increased Shares Due to Share Split
   The amount of increased shares will be four times the total number of shares issued as of March 31, 2007 (Saturday) (but since that day is a non-work day for the shareholder list management agent, in practice the date will be March 30, 2007 (Friday)). Using the total number of shares issued as of December 31, 2006 as a standard, the number of shares will be as follows.

Number of Company shares issued before share split	45,000,000 shares
Amount of increased shares due to share split	180,000,000 shares
Total number of Company shares after share split	225,000,000 shares

3. Schedule

Share split date	March 31, 2007 (Saturday)
Date share split takes effect	April 1, 2007 (Sunday)
Share delivery date (tentative)	May 18, 2007 (Friday)

For Reference

1. The share split will not be accompanied by an increase in capital.
2. Since the effective date for the share split is set for April 1, 2007, the dividend payment at the end of fiscal year ending on March 31, 2007, being paid out on the basis of the dividend date of March 31, 2007, will target the pre-split shares.
3. Share certificates after the share split, and information regarding share holding, are planned to be sent out to the addresses of record on May 18, 2007 (Friday). Please note that share certificates after the split cannot be sold until they have been delivered to the shareholder. Shareholders using the Central Securities Custody and Book-Entry Transfer System will see an increased share balance as of April 1, 2007, which will allow settlements involving the increased shares. For specifics regarding sales timing and procedure, inquire at the securities company handling the transaction.
4. For purchase requests regarding partial shares initiated on April 1, 2007 or later, payment for the purchase amount will be settled on April 25, 2007 or later. Payment of purchase amount for partial shares listed or recorded on the substantial shareholder list, however, will be settled under the normal schedule.
5. In line with the share split, the conversion price on April 1, 2007 or later for the Company's first unsecured convertible bond with share warrant shall be adjusted as follows.

Name of security	Pre-adjustment conversion price	Post-adjustment conversion price
First unsecured convertible bond with share warrant (Issued on December 1, 2006)	21,120 yen	4,224 yen

6. In line with the share split, the exercise price on April 1, 2007 or later for the Company's share warrants issued as stock options shall be adjusted as follows. (There will be no adjustment for the 5th share warrant and 7th share warrant.)

Name of security	Pre-adjustment exercise price	Post-adjustment exercise price
1st share warrant	17,913 yen	3,583 yen

(Issued on June 27, 2002)		
2nd share warrant (Issued on August 12, 2003)	10,088 yen	2,018 yen
3rd share warrant (Issued on June 24, 2004)	11,418 yen	2,284 yen
4th share warrant (Issued on July 1, 2005)	11,594 yen	2,319 yen
6th share warrant (Issued on September 11, 2006)	16,409 yen	3,282 yen

7. Resolutions regarding any other items required for the share split will be made at a future meeting of the Board of Directors.

II. Partial Change to the Bylaws Related to the Share Split

1. Reasons for Change to Bylaws
   With the share split, the Company Bylaws were changed by resolution of the Board of Directors effective April 1, 2007, based on Article 184 Paragraph 2 of the Company Law.

2. Content of Bylaw Change
   The total number of issuable shares is changed as follows.

(The underlined section shows the part changed.)

Current Bylaws	After change
Chapter 2 Shares (Total number of issuable shares) Article 6 The total number of shares issuable by the Company shall be 150,000,000 shares.	**Chapter 2 Shares** (Total number of issuable shares) Article 6 The total number of shares issuable by the Company shall be 750,000,000 shares.

3. Schedule
   Board of Directors' resolution for change in Bylaws — January 26, 2007
   Effective date of change in Bylaws — April 1, 2007

[For general inquiries, please contact:]
Shin Ueoka, Investor Relations Department
Tel: +81-3-6660-8390
E-mail: ir@nri.co.jp

To List of Press Releases

File No. 82-34673

[Summary Translation]



March 16, 2007

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Modification of Organization
and Changes in Officers and Employees

1. Modification of Organization (effective as of April 1, 2007)

Major points of modification are as follows:

(1) Healthcare Solution Division will be established, which will be composed of two divisions and one office.

(2) Social Information System Division, Business Intelligence Division and LPB Department will be established in the Marketing & Business Planning Division, which will be composed of four divisions and one office.

(3) Business Planning Office, Business Administration Office, Consulting Knowledge Management Department and Information & Telecommunication Consulting Division will be established in the Consulting Division, which will be composed of 14 divisions, two offices and three branches.

(4) Business Planning Office and Business Administration Office will be established in the Systems Consulting Division, which will be composed of five divisions and four offices.

(5) Business Administration Office and IT Infrastructure Solution Departments I and II will be established in IT Infrastructure Solution Division, which will be composed of four divisions and one office.

(6) Innovative Systems Business Planning Office will be established in the Center for Innovative Systems Research for Financial Industry, which will be composed of two divisions and one office.

(7) Business Planning Office, Business Administration Office, HRM Office, Securities Development, Technical Services & Administration Division, Securities System Planning Service Division, Securities Front System Divisions I and II and Securities Core System Divisions I and II will be established in the Securities Systems Division, which will be composed of nine divisions and five offices.

(8) Business Planning Office, Business Administration Office, Securities System Services Platform Management Department, MH Project Division and Internet Trading System Development Divisions I and II will be established in the Securities System Services Division, which will be composed of 13 divisions and two offices.

(9) Business Administration Office, Asset Management Services Business Divisions I and II, Asset Management Services Development Division III and BESTWAY Development Division will be established in the Financial Systems Division, which will be composed of 13 divisions and one office.

(10) Business Administration Office and Insurance Platform Management Office will be established in the Insurance & Public System Services Division, which will be composed of six divisions and three offices.

(11) Business Planning Office and Business Administration Office will be established in the Distribution Systems Division, which will be composed of five divisions and six offices.

(12) Business Development Office, Business Administration Office and Business Innovation Division will be established in the Services & Industrial Systems Division, which will be composed of seven divisions and two offices.

(13) Business Administration Office will be established in the Kansai Regional Headquarters, which will be composed of one division and one office.

(14) Business Planning Office, Business Administration Office, Outsourcing Sales Division, Alliance Project Office and Network Business Division will be established in the Systems Management Division, which will be composed of 11 divisions and four offices.

(15) Business Administration Office and NSM Project Office will be established in the IT Platform Services Division, which will be composed of eight divisions and two offices.

(16) Business Administration Office, Platform Resource Development Division, Platform Technology Divisions I, II, III and IV and Package Solution Technology Division will be established in the Advanced Information Technology Division, which will be composed of eight divisions and one office.

(17) Operation Division and Information System Division will be established in the Corporate Administration, which will be composed of 11 divisions.

2. Changes in Officers

The names of a Director retiring as of March 31, 5 Corporate Vice Presidents with post taking office as of April 1, 4 new Corporate Vice Presidents taking office as of April 1, 4 Corporate Vice Presidents retiring as of March 31, a new Advisor taking office as of April 1, a new Counselor taking office as of April 1 and a new Chief Counselor taking office as of April 1 are listed.

3. Relocation of Officers (effective as of April 1, 2007)

The names of 2 Executive Vice Presidents, 4 Corporate Executive Vice Presidents, 5 Corporate Senior Vice Presidents and 11 Corporate Vice Presidents and their new and former posts are listed.

4. Responsibilities of Corporate Vice Presidents (effective as of April 1, 2007)

The names of 35 Corporate Vice Presidents and their positions in charge are listed.

5. Relocation of Employees (effective as of April 1, 2007)

The names of 100 Employees and their new and former posts are listed.

[Contact]
Mr. Nomura, Mr. Obara
Public Relations Division
Tel: 03-5533-3210
E-mail: kouhou@nri.co.jp

[Summary Translation]

March 17, 2007

TO OUR SHAREHOLDERS:

Nomura Research Institute, Ltd.
6-5, Marunouchi 1-chome
Chiyoda-ku, Tokyo
Japan

Akihisa Fujinuma
President, CEO & COO

Notice of Resolutions of the Meeting of the Board of Directors Concerning Share Split

Notice is hereby provided that the Company has resolved at the meeting of the Board of Directors held on January 26, 2007, to implement a share split, as described below.

Particulars

1. A five-for-one share split of the shares of common stock shall be implemented effective Sunday, April 1, 2007, as described below.

(1) Increase of shares resulting from the share split:

The increase of shares shall be four times the total number of shares outstanding as of Saturday, March 31, 2007. However, as this day is not a business day for the transfer agent, the actual record date shall be Friday, March 30, 2007.

(2) Procedure of the share split:

A five-for-one share split shall be implemented for shares held by shareholders as of Saturday, March 31, 2007, the record date. However, as this day is not a business day for the transfer agent, the actual record date shall be Friday, March 30, 2007.

2. Increase in total number of shares authorized to be issued:

In accordance with Paragraph 2, Article 184 of the Company Law, the Articles of Incorporation shall be revised effective April 1, 2007. Total number of shares authorized to be issued shall be increased by 600,000,000 shares to 750,000,000 shares.

3. Other issues pertaining to this share split shall be determined at future meetings of the Board of Directors.

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report of Change in Substantial Shareholding

A Report of Change in Substantial Shareholding concerning change in shareholding ratio of the Company with respect to shares of NIWS Co., Ltd. has been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on March 5, 2007. A report of change in substantial shareholding is required under the Securities and Exchange Law to be filed with the relevant Local Finance Bureau in connection with any change in substantial shareholding by a Japanese company. Such report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. for a certain period.

Extraordinary Report

An Extraordinary Report dated March 16, 2007 regarding extinction of NRI Holding America Inc., a wholly-owned subsidiary of the Company, due to its merger with Nomura Research Institute America, Inc., prepared in accordance with paragraph 4 of Article 24-5 of the Securities and Exchange Law and paragraph 2-3 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc., has been submitted to the Director of the Kanto Local Finance Bureau through EDINET. The extraordinary report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the main and Osaka offices of NRI for a certain period.


END